Filed by SVF Investment Corp. 3

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SVF Investment Corp. 3

(Commission File No. 001-40175)

The following communications were made available in connection with the proposed business combination between Warehouse Technologies LLC (“Symbotic”) and SVF Investment Corp. 3 (“SVF”) on March 30, 2022.

Email to Symbotic’s employees:

Dear Symbotic Team:

I am excited about Symbotic’s future and the plans underway to make Symbotic a public company listed on the Nasdaq. We are truly reinventing the warehouse with a next-generation, robotics-based automation system that brings unique innovation to the supply chains of our retail and wholesale partners.

I am delighted to announce that as we prepare for this next phase of growth, Michael J. Loparco will be joining Symbotic as Chief Executive Officer (CEO), reporting directly to me, effective April 4. Michael will be responsible for leading Symbotic through this time of change and driving the execution of our long-term plans. I will remain Chairman of the Board and President, and will focus on product development and customer engagement as Chief Product Officer. Michael and I will work together closely to ensure Symbotic continues to deliver revolutionary automation solutions to our customers.

Michael has more than 20 years of high-tech industry experience and is a proven leader with extensive manufacturing, engineering and supply chain experience. Most recently, Michael served as the Executive Vice President and CEO of Electronics Manufacturing Services of Jabil Inc., one of the world’s largest providers of design, engineering and manufacturing solutions. During his time at Jabil, he helped lead the company through extensive growth and change through his long tenure in positions of increasing responsibility, including serving as head of the Engineered Solutions Group and Vice President of Business Development for Asia and Emerging Markets. Michael has a JD from Stetson University College of Law and earned a bachelor’s in International Business from Eckerd College.

Please join me in welcoming Michael and wishing him the very best as he joins the Symbotic family.

Sincerely,

Rick Cohen

Chairman of the Board, President & Chief Product Officer

Chère équipe Symbotic :

Je suis enthousiasme concernant l’avenir de Symbotic et les plans en cours pour faire de Symbotic une société publique cotée au Nasdaq. Nous réinventons véritablement l’entrepôt avec un système d’automatisation de nouvelle génération basé sur la robotique qui apporte une innovation unique aux chaînes d’approvisionnement de nos partenaires détaillants et grossistes.

Je suis ravi d’annoncer qu’alors que nous nous préparons à cette nouvelle phase de croissance, Michael J. Loparco rejoindra Symbotic en tant que directeur général (PDG), sous ma responsabilité directe et ce, à compter du 4 avril. Michael sera chargé de diriger Symbotic pendant cette période de changement et de piloter l’exécution de nos plans à long terme. Je resterai président du conseil d’administration et président et je me concentrerai sur le développement des produits et l’engagement des clients en tant que chef des produits. Michael et moi travaillerons en étroite collaboration pour que Symbotic continue de fournir des solutions d’automatisation révolutionnaires à nos clients.

Michael a plus de 20 ans d’expérience dans l’industrie de la haute technologie et est un leader reconnu avec une grande expérience de la fabrication, de l’ingénierie et de la chaîne d’approvisionnement. Plus récemment, Michael a occupé le poste de vice-président exécutif et de PDG de « Electronics Manufacturing « Services de Jabil Inc, l’un des plus grands fournisseurs mondiaux de solutions de conception, d’ingénierie et de fabrication. Au cours de son séjour chez Jabil, il a contribué à mener l’entreprise à travers une croissance et des changements considérables en occupant des postes à responsabilité croissante, notamment en tant que chef du groupe de solutions techniques et vice-président du développement commercial pour l’Asie et les marchés émergents. Michael est titulaire d’un doctorat en droit du « Stetson University College of Law » et d’un baccalauréat en commerce international du « Eckerd College ».

Veuillez-vous joindre à moi pour souhaiter la bienvenue à Michael et lui souhaiter le meilleur pour son entrée dans la famille Symbotic.

Sincèrement,

Rick Cohen

Président du conseil d’administration, président et chef de produit

DISCLAIMER

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF’s and Symbotic’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2022 and SVF’s registration statement on Form S-4 filed with the SEC on February 4, 2022 as amended on March 23, 2022. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Symbotic believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Symbotic is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s Annual Report on Form 10-K filed with the SEC on March 23, 2022 and SVF’s registration statement on Form S-4 filed with the SEC on February 4, 2022 as amended on March 23, 2022 and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Symbotic (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVF, Symbotic, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by stockholders of SVF and Symbotic on the expected terms and schedule; delay in closing the Business Combination; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Symbotic; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; the amount of redemption requests made by SVF’s stockholders; the effect of the announcement or pendency of the transaction on Symbotic’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Business Combination; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Symbotic’s control. While all projections are necessarily speculative, SVF and Symbotic believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Symbotic, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Symbotic, the proposed transaction or other matters and attributable to SVF and Symbotic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed Business Combination involving SVF and Symbotic.

SVF filed a registration statement on Form S-4 with the SEC on February 4, 2022 as amended on March 23, 2022, which includes a preliminary proxy statement and a prospectus of SVF, and each party will file other documents regarding the proposed transaction with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will also be sent to the stockholders of SVF and unitholders of Symbotic, seeking required stockholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Symbotic are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP. 3, 1 Circle Star Way, San Carlos, California 94070, United States Attn: Secretary, or by calling 650-562-8100.

PARTICIPANTS IN THE SOLICITATION

SVF, Symbotic and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SVF, in favor of the approval of the Business Combination. Additional information regarding the interests of those participants, the directors and executive officers of Symbotic and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.